UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 11-K/A

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(mark one)
☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012.

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to _________.

Commission File Number: 0-16255 (Johnson Outdoors Inc.)

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Johnson Outdoors Inc. 555 Main Street Racine, WI 53403

EXPLANATORY NOTE

The purpose of this amendment to the Annual Report of the Johnson Outdoors Inc. Retirement and Savings Plan on Form 11-K for the period ended December 31, 2012, originally filed with the U.S. Securities and Exchange Commission on June 26, 2013, is solely to fill in the date of the report of the independent registered public accounting firm and the date of such accounting firm's consent in Exhibit 23.1 furnished in connection therewith which were inadvertently omitted in the original filing.  No other changes have been made in this Amendment.  This Amendment speaks as of the original date of our Form 11-K, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 11-K.

REQUIRED INFORMATION

The following financial statements and schedules of the Johnson Outdoors Retirement and Savings Plan (the "Plan"), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith. McGladrey LLP, the independent auditors for the Plan, audited the financial statements and schedules as of and for the Plan fiscal years ended December 31, 2012 and December 31, 2011.

Financial Statements and Report of Independent
Registered Public Accounting Firm
Johnson Outdoors Retirement and Savings Plan
December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Johnson Outdoors Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Johnson Outdoors Retirement and Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H – Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

McGladrey LLP
Milwaukee, Wisconsin
June 26, 2013

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31,

	2012	2011
Investments
Investments, at fair value	$64,712,929	$57,119,716

Notes receivable from participants	1,265,698	1,201,144

Contributions receivable
Participant	13,051	9,450
Company	1,585,306	1,553,200
Total receivables	2,864,055	2,763,794

Net assets available for benefits at fair value	67,576,984	59,883,510

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(429,303)	(474,399)

Net assets available for benefits	$67,147,681	$59,409,111

The accompanying notes are an integral part of these statements.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31,

	2012	2011
Investment income (loss)
Net realized and unrealized appreciation (depreciation) in
fair value of investments	$4,961,605	$(2,216,296)
Interest	4,122	3,815
Dividends	1,937,033	1,681,483

Total investment income (loss)	6,902,760	(530,998)

Interest income on notes receivable from participants	54,620	63,328

Contributions
Participant	2,375,629	2,256,301
Company	2,561,282	2,406,583
Rollover	192,040	245,619

Total contributions	5,128,951	4,908,503

Total additions	12,086,331	4,440,833

Distributions to participants or beneficiaries	(4,180,419)	(4,958,247)
Administrative expenses and investment management fees	(167,342)	(140,226)

Total disbursements	(4,347,761)	(5,098,473)

Net increase (decrease)	7,738,570	(657,640)

Net assets available for benefits:
Beginning of year	59,409,111	60,066,751
End of year	$67,147,681	$59,409,111

The accompanying notes are an integral part of these statements.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Johnson Outdoors Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General

The Plan is a tax qualified defined contribution plan sponsored by Johnson Outdoors Inc. (the “Company” or “Employer”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (“IRC”).

Effective January 1, 2010 the Company amended and restated the Plan document into the framework of a prototype defined contribution plan, thereby amending the Plan in conformance with various legislative and regulatory changes required under the IRC and ERISA and to incorporate certain plan design changes as noted throughout the notes.

2. Participation

The following participating employers participate in the Plan:
●	Johnson Outdoors Inc.
●	Johnson Outdoors Watercraft Inc.
●	Johnson Outdoors Marine Electronics, Inc.
●	Johnson Outdoors Gear LLC
●	Johnson Outdoors Diving LLC

The Plan allows all employees in covered employment to participate in the Plan on the first day of employment with one of the above named participating employers.

3. Contributions

Eligible participants may make voluntary pre-tax and after-tax contributions of their base compensation (as defined by the Plan), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the IRC are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant makes a withdrawal from the Plan. An employee is automatically enrolled in the Plan at 3% of eligible compensation unless the participant elects a different amount or elects not to participate.

Participants may also choose to make contributions on an after-tax basis through a Roth 401(k) option. Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a “qualified distribution” made no earlier than five years after the first Roth 401(k) contribution to the Plan. A qualified distribution is a distribution after separation of service and due to death, disability or after age 59½. The participant’s contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company’s matching contribution is equal to 50% of the first 6% of a participant’s compensation contributed by the participant to the Plan. The Company made matching contributions of $890,731 and $857,658 in 2012 and 2011, respectively.

In addition, the Company may make a discretionary retirement contribution to the Plan to be allocated to the accounts of eligible participants. Effective October 3, 2009, participation in the Plan was extended to certain employees of Johnson Outdoors Marine Electronics, Inc. and Johnson Outdoors Watercraft Inc. previously excluded from the Plan’s discretionary retirement contribution. The amount of such contributions, if any, is at the discretion of the Compensation Committee of the Board of Directors. The Company made discretionary retirement contributions of $1,579,991 and $1,548,925 in 2012 and 2011, respectively.

4. Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, an allocation of the Company’s discretionary retirement contribution based on regular employee earnings for the period, if applicable, and an allocation of Plan investment earnings based upon the participant’s net account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

5. Vesting

Participant contributions, Company matching contributions, discretionary retirement contributions and investment earnings thereon are 100% vested at all times.

6. Payment of Benefits

Upon retirement, termination, or permanent disability, participants may elect to receive the value of their account. Upon death, the account balance will be paid to the participant’s beneficiary or estate. Prior to termination of service, participants may also elect to receive a hardship withdrawal distribution, as defined in the Plan. A participant who has attained age 59-1/2, but who has not terminated employment, is entitled to have the whole or any part of their accounts paid to him or her.

7. Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may choose a repayment term of up to five years. Loans are secured by the balance in the participant’s account and bear interest rates based on the prime rate plus 1%. Principal and interest are paid through payroll deductions. The outstanding balance of any loan may be prepaid at any time without penalty.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

8. Investment Options

During 2012 and 2011, participants in the Plan had the ability to self-direct their funds into the following investment options:

2012	2011
Vanguard Total Stock Market Index Fund Vanguard Total Bond Market Index Fund	Vanguard Total Stock Market Index Fund Vanguard Total Bond Market Index Fund
PIMCO Commodities Plus Strategy Fund	Goldman Sachs Commodity Strategy Fund
American Funds Balanced Fund	American Funds Balanced Fund
Fidelity Advisor Equity Growth Fund	Fidelity Advisor Equity Growth Fund
American Capital World Growth and Income Fund	American Capital World Growth and Income Fund
T. Rowe Price Institutional Small Cap Stock Fund	T. Rowe Price Small Cap Stock Fund
William Blair International Growth Fund	William Blair International Growth Fund
Johnson Outdoors Common Stock	Johnson Outdoors Common Stock
Colombia Diversified Equity Income Fund	Colombia Diversified Equity Income Fund
Harding Loevner Emerging Markets Fund	Harding Loevner Emerging Markets Fund
Putnam Stable Value Fund	Putnam Stable Value Fund

In 2012, the Goldman Sachs Commodity Strategy Fund was replaced with the PIMCO Commodities Plus Strategy Fund.

A participant may invest a maximum of 25% of their post-1994 contributions in the Johnson Outdoors Inc. Common Stock.

9. Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time upon proper resolution by the Board of Directors. The Company may also terminate discretionary retirement contributions to the Plan. In the event of Plan termination, the Plan Trustee shall continue to administer the trust until otherwise directed by the Board of Directors. Upon termination of the trust, participants or their beneficiaries will receive the value of their account.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Putnam Stable Value Fund, a collective trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

2. Investments

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s valuation policies are determined by the Company’s pension committee. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The Plan’s interest in the collective trust is valued based on the NAV of the units of the common collective trust. The NAV, as provided by the Plan Recordkeeper, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The Plan holds an investment in the Putnam Stable Value Fund (“Stable Value”), which is a common/collective trust fund managed by Putnam Fiduciary Trust Company (“PFTC”), as trustee of the fund. The investment objective of the Stable Value fund is to provide a competitive yield with minimal market-related risk. The Stable Value fund invests primarily in guaranteed investment contracts, or funding agreements, security-backed investment contracts, separate accounts issued or wrapped by insurance companies, banks or externally managed stable value commingled investment funds. The Stable Value fund may also invest in high-quality money market instruments or other similar short-term investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accounted for on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

3. Administrative Expenses and Investment Management Fees

Certain expenses incurred in the administration of the Plan and expenses incurred in connection with the sale, investment and reinvestment of Plan assets are paid by the Plan. Participants are required to pay a quarterly administrative fee, which was approximately $20 and $19 per quarter for 2012 and 2011, respectively. Fees charged by the Plan’s investment advisor are paid by participants on a pro-rata formula based on account balance as a proportion of total plan assets. Such fees totaled $70,000 in both 2012 and 2011. Expenses incurred for attorney and audit fees related to the administration of the Plan are paid by the Company.

4. Use of Estimates

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

The preparation of the financial statements in accordance with GAAP requires the plan administrator to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

5. Payment of Benefits

Benefits are recorded when paid.

6. Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

7. New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This update amended, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in Fair Value Measurements and Disclosures. In addition, the update requires additional fair value disclosures. The Plan’s adoption of this accounting guidance as of January 1, 2012 did not have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits or the related disclosures.

NOTE C - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Under this guidance, valuation techniques must maximize the use of relevant observable inputs and minimize the use of unobservable inputs. This guidance establishes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

Level 1 - Quoted prices in active markets (e.g. NYSE, NASDAQ, etc.) for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Level 2 - Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily-available pricing sources for comparable instruments and inputs derived from observable market data by correlation or other means.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

Level 3 - Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments:

As of December 31, 2012

	Level 1	Level 2	Level 3	Total
Description:
Mutual funds:
Large cap	$16,955,571	$-	$-	$16,955,571
Foreign and global	13,854,722	-	-	13,854,722
Fixed income	6,167,012	-	-	6,167,012
Small cap	6,707,297	-	-	6,707,297
Balanced	3,820,031	-	-	3,820,031
Commodities	2,152,241	-	-	2,152,241
Total mutual funds	49,656,874	-	-	49,656,874

Common stock:
Consumer discretionary - leisure	735,385	-	-	735,385

Common/collective trust	-	14,320,670	-	14,320,670

Total	$50,392,259	$14,320,670	$-	$64,712,929

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

As of December 31, 2011

	Level 1	Level 2	Level 3	Total
Description:
Mutual funds:
Large cap	$14,337,946	$-	$-	$14,337,946
Foreign and global	11,124,830	-	-	11,124,830
Fixed income	5,739,522	-	-	5,739,522
Small cap	5,640,535	-	-	5,640,535
Balanced	3,479,458	-	-	3,479,458
Commodities	1,775,061	-	-	1,775,061
Total mutual funds	42,097,352	-	-	42,097,352

Common stock:
Consumer discretionary - leisure	645,242	-	-	645,242

Common/collective trust	-	14,377,122	-	14,377,122

Total	$42,742,594	$14,377,122	$-	$57,119,716

The valuation methodology used by the Plan in measuring the fair values of common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure fair value of the common/collective trust fund are included in note B-2.

The methods described above could produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. In order to assess the appropriate classifications of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. The significance of transfers between levels is evaluated based upon the nature of the investment and size of the transfer relative to total net assets available for benefits. There were no transfers in or out of Levels 1, 2 or 3 for the year ended December 31, 2012.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

The following tables summarize investments measured at fair value based on NAV per share as of December 31, 2012 and 2011:

	2012
	Fair Value Estimated using Net Asset Value per Share
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period
Asset category:
Common/collective trust	$14,320,670	$-	Immediate	None

	2011
	Fair Value Estimated using Net Asset Value per Share
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period
Asset category:
Common/collective trust	$14,377,122	$-	Immediate	None

NOTE D - INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2012:

Description	2012

Vanguard Total Bond Market Index Fund	$6,167,012
Vanguard Total Stock Market Index Fund	4,684,088
American Funds Balanced Fund	3,820,031
Fidelity Advisor Equity Growth Fund	6,906,501
American Capital World Growth and Income Fund	5,625,582
T. Rowe Price Institutional Small Cap Stock Fund	6,707,297
Putnam Stable Value Fund*	13,891,367
William Blair International Growth Fund	3,949,862
Harding Loevner Emerging Markets Fund	4,279,278
Colombia Diversified Equity Income Fund	5,364,982

*Amount represents contract value (fair value is $ 14,320,670)

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011:

Description	2011

Vanguard Total Bond Market Index Fund	$5,739,522
Vanguard Total Stock Market Index Fund	3,836,739
American Funds Balanced Fund	3,479,458
Fidelity Advisor Equity Growth Fund	5,978,966
American Capital World Growth and Income Fund	4,803,851
T. Rowe Price Small Cap Stock Fund	5,640,535
Putnam Stable Value Fund*	13,902,723
William Blair International Growth Fund	3,020,485
Harding Loevner Emerging Markets Fund	3,300,494
Colombia Diversified Equity Income Fund	4,522,241

*Amount represents contract value (fair value is $ 14,377,122)

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

As of December 31, 2012 and 2011, the Plan’s investments included approximately 36,917 and 42,035 shares of Company common stock, respectively, representing less than 1% of the Company’s outstanding common stock for each year.

During 2012 and 2011, the Plan’s investments appreciated in value as follows:

	2012	2011

Mutual funds	$4,761,457	$(2,340,349)

Johnson Outdoors Inc. common stock	200,148	124,053

	$4,961,605	$(2,216,296)

All investments are participant directed.

NOTE E - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 10, 2011, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has additional amendments that were not included in the latest determination letter. However, the Plan’s administrator believes the Plan is operating in compliance, in all material respects, with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax qualified status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2009.

NOTE F - PARTY-IN-INTEREST TRANSACTIONS

All transactions involving the investments administered by Mercer (the “trustee”) and investments in Johnson Outdoors Inc. common stock and other transactions with the Company or plan participants are considered party-in-interest transactions. Fees paid to the trustee by the plan for administrative expenses amounted to $97,342 and $70,226 for the years ended December 31, 2012 and 2011, respectively.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE G - RISK AND UNCERTAINTIES

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

The Plan invests in various securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2012	2011

Net assets available for benefits per the financial statements	$67,147,681	$59,409,111

Differences in:
Investments	1,265,698	1,201,144
Receivables - notes receivables from participants	(1,265,698)	(1,201,144)
Company contribution receivable	-	-
Adjustment from contract value to fair value	429,303	474,399
Net assets available for benefits per the Form 5500	$67,576,984	$59,883,510

The following is a reconciliation of change in net assets available for benefits per the financial statements to the Form 5500 during the year ended December 31:

	2012	2011

Increase (Decrease) in net assets available for benefits per the financial statements	$7,738,570	$(657,640)

Company contributions	-	1,147,903
Reverse adjustment from contract value to fair value, prior year	(474,399)	(764,853)
Adjustment from contract value to fair value, current year	429,303	474,399
Increase in net assets available for benefits per the Form 5500	$7,693,474	$199,809

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
EMPLOYEE IDENTIFICATION NUMBER 39-1536083
PLAN NUMBER 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012

SUPPLEMENTAL SCHEDULE

	Number of	Current
Identity of issue, borrower, lessor or similar party	shares/units	fair value

Vanguard Total Stock Market Index Fund	131,354	$4,684,088
Vanguard Total Bond Market Index Fund	556,088	6,167,012
American Funds Balanced Fund	187,256	3,820,031
Colombia Diversified Equity Income Fund	505,653	5,364,982
Fidelity Advisor Equity Growth Fund	105,556	6,906,501
American Capital World Growth and Income Fund	151,225	5,625,582
PIMCO Commodities Plus Strategy Fund	196,911	2,152,241
T. Rowe Price Institutional Small Cap Stock Fund	444,192	6,707,297
William Blair International Growth Fund	172,182	3,949,862
Johnson Outdoors, Inc. common stock*	36,917	735,385
Harding Loevner Emerging Markets Fund	88,287	4,279,278
Putnam Stable Value Fund	13,891,367	14,320,670
Participant loans* (interest rates from 4.25% to 8.50%; maturing from January 2013 to December 2017)	1,265,698	1,265,698

Total investments, at fair value		$65,978,627

* Party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Johnson Outdoors Retirement and Savings Plan (the "Plan") Administrative Committee which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Racine, and State of Wisconsin, on the 2nd day of July, 2013.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

By: /s/ Richard Fiegel
Richard Fiegel

By: /s/ David Marquette
David Marquette

By: /s/ Sara Vidian
Sara Vidian

By: /s/ David W. Johnson
David W. Johnson

By: /s/ Erik Hokanson
Erik Hokanson

By: /s/ Megan Fahey
Megan Fahey

As members of the Johnson Outdoors Retirement
and Savings Plan Administrative Committee

EXHIBIT INDEX

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

FORM 11-K/A

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

Exhibit No.	Description

23.1	Consent of McGladrey LLP